SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   FORM 12b-25

                        Commission File Number 001-11155

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K     |_| Form 20-F     |X| Form 11-K   |_| Form 10-Q
             |_| Form N-SAR    |_| Form N-CSR

         For Period Ended: December 31, 2002

|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

              For the Transition Period Ended: ______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Westmoreland Coal Company and Affiliated Companies Employees' Savings/Retirement Plan
Former name if applicable: Not applicable
Address of principal executive office (Street and number):
2 N. Cascade Ave., 3rd Floor
City, state and zip code:  Colorado Springs, CO  80903

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   |_|     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X|     (b)   The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                 N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   |_|     (c)   The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant's report on Form 11-K can not be filed within the time period prescribed by Form 11-K because the registrant has not had sufficient time to complete its due diligence review undertaken in connection with the certifications required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The registrant fully intends to file the report on Form 11-K within the timeframe mandated by Rule 12b-25.

Due to the reasons described above, the Registrant could not have timely filed the Form 11-K without unreasonable effort or expense, and the Form 11-K will be filed no later than the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                  Lorna Souther - (719) 442-2600

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  |X| Yes      |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |_| Yes      |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Not applicable.

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               Westmoreland Coal Company and Affiliated Companies
                       Employees' Savings/Retirement Plan
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  June 30, 2003          By:    ____________________________________
                             Name:  Lorna M. Souther
                             Title: Plan Administrator


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